600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

September 16, 2011

VIA EDGAR AND COURIER

Ms. Anne Nguyen Parker

United States Securities and Exchange

Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rose Rock Midstream, L.P.

Registration Statement on Form S-1

Filed August 12, 2011

File No. 333-176260

Dear Ms. Parker:

Set forth below are the responses of Rose Rock Midstream, L.P., a Delaware limited partnership (“Rose Rock Midstream,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 8, 2011, with respect to Rose Rock Midstream’s Registration Statement on Form S-1 filed with the Commission on August 12, 2011, File No. 333-176260 (the “Registration Statement”). Each response below has been prepared and is being provided by Rose Rock Midstream, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 1, together with three copies of Amendment No. 1 that are marked to show all revisions to the Registration Statement since the initial filing.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise.

Austin        Beijing        Dallas         Houston        London        New York        The Woodlands        Washington, DC

Ms. Anne Nguyen Parker

September 16, 2011

Registration Statement on Form S-1

General

1.	To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Response:

Where a comment relates to more than one section of the Registration Statement, we have made corresponding changes to all affected disclosure and have provided the relevant page numbers for all responsive disclosure.

2.	With your next amendment or as soon as practicable thereafter, please file all omitted exhibits and Appendix A. Note that you will need to allow time for our review once you file all these documents.

Response:

We will file all omitted exhibits and Appendix A as soon as practicable and acknowledge that the Staff will need adequate time to review these documents once they are filed.

3.	We remind you of the requirements to update your financial statements and related disclosure throughout the filing to comply with the requirements of Article 3-12 of Regulation S-X.

Response:

We have updated the financial statements and related disclosure throughout the Registration Statement to comply with the requirements of Article 3-12 of Regulation S-X.

4.	In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, and advise us regarding the status of your application to list on The New York Stock Exchange. If the information you provide may change prior to effectiveness of the registration statement, include brackets to indicate this.

Response:

We will provide in future amendments all information other than the information that Rule 430A permits us to omit. We expect to receive clearance to apply to list the common units on the New York Stock Exchange by the end of September, and will so apply promptly thereafter. When appropriate, we will modify the disclosure in the Registration Statement to reflect that we have applied for listing, and have been approved for listing, on the New York Stock Exchange.

Ms. Anne Nguyen Parker

September 16, 2011

5.	Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

Response:

Prior to submitting a request for accelerated effectiveness of the Registration Statement, we will ensure that FINRA has called the Staff or provided the Staff with a letter confirming that it has finished its review and has no additional concerns with respect to the underwriting arrangements.

6.	You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

Response:

We will include an estimated price range and related disclosure as soon as practicable in order that the Staff will have adequate time to review such disclosure and we will have adequate time to respond to any resulting comments.

7.	In connection with the minimum quarterly distribution disclosure, we refer you to the Commission’s policy on projections in Item 10(b) of Regulation S-K.

Response:

We acknowledge the Commission’s policy on projections set forth in Item 10(b) of Regulation S-K.

8.	Please review and revise your filing wherever necessary to be consistent with the disclosure guidelines set forth in Securities Act Release 33-6900 on Limited Partnership Reorganizations and Public Offerings of Limited Partnership Interests as well as Industry Guide 5. For example, and without limitation, please disclose your use of proceeds in tabular format set forth in Industry Guide 5, Section 2B.

Response:

We have carefully considered Securities Act Release 33-6900 (the “Release”) and Industry Guide 5 and believe we have satisfied all relevant requirements as applied by the Staff to offerings of common units by publicly-traded limited partnerships. For example, we have, among other things:

•	made the risk factors beginning on page 21 as short and concise as possible as required by Section II.A.3.d of the Release;

Ms. Anne Nguyen Parker

September 16, 2011

•	provided information related to the compensation of our general partner and its affiliates on pages 10, 130, 146-147 and 170 as required by Section II.B.2.b of the Release;

•	provided information relating to conflicts of interest and the fiduciary duties of the general partner on pages 150-156 as required by Sections II.B.2.c and II.B.2.d of the Release;

•	provided information relating to management on pages 130-143 as required by Section II.B.2.e of the Release;

•	provided a summary of our partnership agreement beginning on page 159 as required by Section II.B.2.g of the Release; and

•	provided information relating to “distributions and allocations” on pages 53-79 as required by Section II.B.2.h of the Release.

However, we do not believe that disclosure of prior performance as referenced in Section II.A.3.f of the Release is warranted because Rose Rock Midstream, although structured as a limited partnership, is not a “program” as that term is used in Industry Guide 5 or the Release. For instance, Rose Rock Midstream is not a commodity pool or an equipment leasing or oil and gas investment program. In addition, Rose Rock Midstream does not, and has no intention to, purchase real estate properties for investment or otherwise generate income from passive investments. To the contrary, Rose Rock Midstream is an operating business that owns and operates crude oil storage tanks and pipelines and other midstream assets and generates income from providing crude oil storage, transportation and other midstream services.

9.	Please provide us with all promotional and sales materials prior to their use. See Industry Guide 5, Section 19.D. Once we review the materials, we will need sufficient time to complete our review and may have additional comments.

Response:

No promotional or sales materials will be given to any prospective investors in connection with the offering other than a preliminary prospectus. We intend to conduct a “road show” in connection with the offering that will include a slide presentation. However, hard copies of the slide presentation will not be provided to investors.

Ms. Anne Nguyen Parker

September 16, 2011

10.	We note that the general partner has the right in certain circumstances to call and purchase all common units. Please advise us whether you will comply with the tender offer rules and file a Schedule TO if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Response:

We believe that the tender offer rules are not applicable to the limited call rights of our general partner because Rule 13e-4(h)(1) of the Securities Exchange Act of 1934 provides that “this rule shall not apply to calls or redemptions of a security in accordance with the terms and conditions of its governing instruments.” Our partnership agreement (the instrument that establishes the terms and conditions of our common units) will provide our general partner or any of its affiliates with the limited call rights described in the Registration Statement. To the extent that the exception set forth in Rule 13e-4(h)(1) is not available, any exercise of the call right will comply with the tender offer rules.

11.	Please revise your filing to define each defined term at the place of first use in the prospectus. For example, we note that “predecessor” is not defined.

Response:

We believe that Amendment No. 1 includes a definition of each defined term in the italicized text on page 1, at the place of first use or, with respect to certain technical terms, in the Glossary of Terms included as Appendix B to the prospectus. Because the makeup of our “predecessor” is somewhat complex, we have added a cross reference to the description of the entities comprising our predecessor at the end of the paragraph in which the term is first used, in the italicized text on page 1.

12.	Also, please include applicable defined terms in your ownership chart on page 9.

Response:

As requested by the Staff, we have added the applicable defined terms to our organizational chart. Please see page 9 of Amendment No. 1.

13.	Where you reference other sections of your prospectus, please provide relevant page numbers. For example, and without limitation, we note your reference at page 1 to the section captioned “Summary Historical and Pro Forma Financial and Operating Data— Non-GAAP Financial Measures.”

Response:

As requested by the Staff, we have added the relevant page numbers for all cross-references throughout the Registration Statement. Please see, for example, pages 1, 47 and 91 of Amendment No. 1.

Ms. Anne Nguyen Parker

September 16, 2011

14.	Please provide support for any conclusory statements, such as those in the second paragraph under the subsection entitled, “Industry Trends” on page 3.

Response:

We are supplementally providing to the Staff support for the statements regarding the Cushing crude oil marketing hub made on page 3 of Amendment No. 1.

15.	We note the statement on page iv that “The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common units.” Please explain the purpose of this statement and whether it is meant to curtail investors’ understanding of their rights under the securities laws, including Rule 159 of the Securities Act.

Response:

We have revised the Registration Statement to delete the statement referenced in the Staff’s comment. Please see page iv of Amendment No. 1.

16.	We note your statement on page iv regarding data in the prospectus “including the reports and other information our competitors file with the Securities and Exchange Commission, or SEC, which we did not participate in preparing and as to which we make no representation regarding accuracy or adequacy.” You are responsible for ensuring that information contained in your filing is materially accurate and complete. Please delete this and any other statements that may indicate otherwise.

Response:

We have revised the Registration Statement to delete the statement referenced in the Staff’s comment. Please see page iv of Amendment No. 1.

Summary, page 1

Our Relationship with SemGroup, page 5

17.	Please include in this subsection a discussion of petition for reorganization under Chapter 11 by SemGroup and certain of its subsidiaries and the emergency from bankruptcy on November 30, 2009.

Ms. Anne Nguyen Parker

September 16, 2011

Response:

As requested by the Staff, we have added a discussion of SemGroup’s petition for reorganization under Chapter 11 and subsequent emergence from bankruptcy to the “Our Relationship with SemGroup” subsection. Please see page 6 of Amendment No. 1.

Risks Inherent in an Investment in Us, page 7

18.	Please expand the fourth bullet point to specify, or provide a cross-reference to later discussion of, how the remedies available to your unitholders are restricted by the partnership agreement.

Response:

As requested by the Staff, we have added a cross-reference to the fourth bullet point. Please see page 7 of Amendment No. 1.

The Offering, page 12

19.	We note that if the underwriters exercise their option to purchase additional common units, the proceeds from these additional common units would be used to redeem common units from SemGroup. The practical effect of this appears to be the same as if the common units were sold in the public offering by SemGroup. As such, please revise your filing to identify SemGroup as an underwriter with respect to these shares.

Response:

We have determined to modify the use of the proceeds from the underwriters’ exercise of their option to purchase additional common units such that the proceeds will no longer be used to redeem common units held by SemGroup. Instead, to the extent the underwriters exercise their option to purchase additional common units, we will use the proceeds to make an additional cash distribution to SemGroup. Alternatively, to the extent the underwriters do not exercise their option to purchase additional common units, at the expiration of the option period, we will issue any common units not purchased pursuant to the exercise of the option to SemGroup. In this way, any full or partial exercise of the underwriters’ option will not affect the total number of units outstanding. Please see pages 8, 12, 50, 52, 54-55, 72, 146 and 162 of Amendment No. 1.

Non-GAAP Financial Measures, page 19

20.	We note you have identified net income as the most directly comparable financial measure under GAAP to adjusted gross margin. You define adjusted gross margin as total revenues minus costs of products sold and unrealized gain (loss) on derivatives. Based on your definition, it appears operating income may be the most directly comparable financial measure under GAAP. Tell us why you selected net income as opposed to operating income as the most directly comparable financial measure. Please revise your disclosures, as applicable.

Ms. Anne Nguyen Parker

September 16, 2011

Response:

We agree that operating income is the most directly comparable GAAP financial measure to adjusted gross margin and have modified the reconciliations of adjusted gross margin throughout the Registration Statement accordingly. Please see pages 20 and 85 of Amendment No. 1.

21.	We note the adjustment for unrealized gains and losses on derivatives in the table presented on page 20 detailing the reconciliation of adjusted gross margin. We note in most cases the adjustment amounts for each period agree with the “change in net derivative asset/liability” line item in the predecessor statement of cash flows for the corresponding periods. However, we are unable to reconcile the difference between these amounts and the realized and unrealized gains (losses) on commodity contracts amounts presented in the financial instruments footnotes on pages F-17 and F-40. Please ensure the amounts disclosed in your footnotes adequately addresses the disclosure requirements of ASC 815-10-50-4A(b). Further, please tell us the difference between the amounts in the footnote and the amount presented in the statement of cash flows. In your response, please address why the amounts in the statement of cash flows are used in the reconciliation of adjusted gross margin as opposed to the realized and unrealized gain (loss) amounts disclosed in the footnotes.

Response:

We believe the disclosures on pages F-17 and F-40 of Amendment No. 1 adequately address the disclosure requirements of ASC 815-10-50-4A(b)(1), beginning with the eleven months ended November 30, 2009 (the first reporting period for which this disclosure requirement was in effect). The disclosures on pages F-17 and F-40 include the total amount of realized and unrealized gains/losses on derivatives, and also include discussion of the fact that such realized and unrealized gains/losses were reported within product revenues in the combined statements of operations. The disclosure requirement of ASC 815-10-50-4A(b)(2) is not applicable, since we did not apply special hedge accounting for any of the derivatives, and therefore no amounts were recorded to other comprehensive income.

In the combined statements of cash flows, the amounts reported within “change in derivative asset/liability” include unrealized gains/losses on derivatives. While both realized and unrealized gains/losses are components of net income, unrealized gains/losses are not components of cash flows from operations, and accordingly we have reported them in the combined statements of cash flows as adjustments to reconcile net income to cash flows from operating activities.

We have designed the adjusted gross margin measure to include realized gains/losses on derivatives, and to exclude unrealized gains/losses on derivatives. Under this formula, with

Ms. Anne Nguyen Parker

September 16, 2011

the types of derivative instruments we currently enter into, gains and losses on derivatives are recognized in adjusted gross margin upon expiration of the contracts, which is when cash is exchanged.

Risk Factors, page 21

22.	We note your disclosures of legal proceedings on page 125. Please add a related risk factor with respect to legal proceedings that may have a material adverse effect on the partnership.

Response:

As requested by the Staff, we have added a risk factor relating to legal proceedings. Please see page 29 of Amendment No. 1.

Our partnership agreement restricts the voting rights…, page 39

23.	Please expand to clarify, if true, that this restriction effectively means that SemGroup and its affiliates will be able to maintain control of the major decisions affecting the issuer.

Response:

As requested by the Staff, we have expanded the referenced disclosure to clarify that SemGroup and its affiliates will be able to maintain control over the major decisions affecting Rose Rock Midstream. Please see page 40 of Amendment No. 1.

Our Cash Distribution Policy and Restrictions on Distributions, page 53

24.	With a view toward disclosure, provide us with a table that indicates what quarterly distributions would have been for the most recent four fiscal quarters, quantifying any shortfalls. Also, please discuss any potential shortfall in making distributions to all unitholders for any of the most recent four fiscal quarters.

Response:

We have considered the Staff’s request to provide a table that indicates what quarterly distributions would have been for each of the most recent four fiscal quarters. We respectfully submit that it would be very difficult for us to accurately estimate what our distributions would have been for each quarter in the twelve months ended June 30, 2011, because such an estimation would require us to make judgments regarding our quarterly cash available for distribution that we cannot make with a level of certainty and reasonableness that is appropriate for a financial backcast. For example, such an estimation would require fairly precise judgments regarding the distinction between maintenance capital expenditures and expansion capital expenditures on a per-quarter basis. Because we have not historically made a distinction between maintenance capital expenditures and expansion capital

Ms. Anne Nguyen Parker

September 16, 2011

expenditures, we do not believe that we can make such a judgment on a quarter-by-quarter basis with a reasonable level of certainty. Due to the difficulty in making such judgments, we have not prepared or used, or provided to our management or financial advisors, a backcast that demonstrates what our cash distributions would have been for each quarter in the twelve months ended June 30, 2011.

Amendment No. 1 includes an updated table showing our pro forma cash available for distribution for the year ended December 31, 2010 as well as for the twelve months ended June 30, 2011, and related disclosure. Please see pages 57-58 of Amendment No. 1. We believe this disclosure will provide investors with meaningful information with respect to our ability to pay the minimum quarterly distribution over the prior six fiscal quarters.

25.	Please tell us whether Adjusted EBITDA is a defined term in the partnership agreement.

Response:

Adjusted EBITDA will not be a defined term in our partnership agreement. We show adjusted EBITDA in our backcast and forecast because it is an intermediate step in determining pro forma or estimated cash available for distribution. In addition, adjusted EBITDA is a commonly accepted liquidity measure in our industry, and we believe that investors will find the information useful.

26.	The footnotes to the tables presented on pages 57 and 60 refer the reader to the reconciliation of adjusted EBITDA in another section of the filing. However, we are unable to locate the reconciliation of pro forma adjusted EBITDA for the twelve months ended March 31, 2011 and estimated adjusted EBITDA for the twelve months ended September 30, 2012. Please provide these reconciliations or tell us where they are located.

Response:

In response to the Staff’s comment and in order to avoid confusion, we have removed the cross-reference to the reconciliation of adjusted EBITDA from the footnotes and instead simply directed readers to the definition of adjusted EBITDA. Please see pages 57 and 60 of Amendment No. 1. We respectfully submit that providing reconciliations of adjusted EBITDA for the backcast and forecast periods would be repetitive, as the tables in which adjusted EBITDA for such periods is shown already effectively include such a reconciliation, because they include net income and expressly show each item that has been added to net income in order to arrive at adjusted EBITDA.

Estimated Adjusted EBITDA for the Twelve Months Ending September 30, 2012, page 58

27.	Rather than providing only the pro forma twelve months ending September 30, 2012, in the aggregate, also provide tabular disclosure which shows the next four fiscal quarters individually. If you do not intend to provide updated information for a four quarter period that ends at least 12 full months in the future, please explain why.

Ms. Anne Nguyen Parker

September 16, 2011

Response:

As requested by the Staff, we have provided a calculation of pro forma adjusted EBITDA for the year ending December 31, 2012 on both a quarter-by-quarter and an aggregate basis. Please see page 60 of Amendment No. 1.

28.	Please describe in necessary detail all material restrictions or limitations on the payment of distributions contained in your debt instruments or other agreements.

Response:

Other than with respect to our new credit facility, we have no debt instruments or other agreements that include restrictions on our ability to pay cash distributions. The terms of our new credit facility are still being negotiated. We will provide in a future amendment a description of all material restrictions or limitations on the payment of cash distributions contained in our new credit facility once any such restrictions or limitations have been determined.

Partnership Statement of Estimated Adjusted EBITDA, page 60

29.	In footnote (4) to the table on page 60, you state total interest expense of $3,442 represents the pro forma interest on $15.4 million in average borrowings at an assumed interest rate of 5.75%, pro forma amortization of credit facility arrangement fees, and letters of credit and commitment fees. We also note cash interest expense totals $2,778 in the table, which appears to equal $3,442 total interest expense less the pro forma amortization of credit facility arrangement fees for the period of approximately $664. We are unable to recalculate the $2,778 cash interest expense assuming $15.4 million average borrowings at a 5.75% interest rate. Please reconcile the $2,778 cash interest expense to your borrowings and interest rate assumptions to clarify our understanding.

Response:

Please see the reconciliation of our interest expense below:

Interest expense
5.75% revolving credit facility	$1,371
0.5% commitment fee	419
0.25% LC fronting	106
LC usage	1,485
Amortization of $3.3 million arrangement fee	665
Amortization of annual $0.1 million admin. agent fee	100

Total interest expense	$4,146
Less amortization of credit facility and admin. agent fee	(765)

Cash interest expense	$3,381

Ms. Anne Nguyen Parker

September 16, 2011

We have revised footnote (4) to include the administrative agent fee component. Please see page 60 of Amendment No. 1.

Assumptions and Considerations, page 61

30.	Please provide a table that takes into account all inputs and assumptions, such as your cost of products sold, rather than just the one table for revenues and the one table for storage capacity and transportation, marketing and unloading volumes.

Response:

As requested by the Staff, we have included on page 61 of Amendment No. 1 a table that shows all material inputs and assumptions, including costs of products sold.

31.	Please revise to clarify that you discuss in this section all material assumptions and that any assumptions not discussed were not deemed to be material.

Response:

As requested by the Staff, we have revised the Registration Statement to clarify that we have discussed all assumptions that we believe to be significant to our forecast and that any assumptions not discussed were not deemed to be significant. Please see page 61 of Amendment No. 1.

32.	Please be sure to update your assumptions and considerations to use data as of a recent date, such as the price of crude oil per barrel.

Response:

As requested by the Staff, our assumptions and considerations have been updated to include data as of a more recent date. Please see pages 62-65 of Amendment No. 1.

33.	Please be sure that you have included the basis for all projected increases or decreases. For example, in the second bullet point on page 62, please explain why you expect an increase in transportation volumes.

Response:

As requested by the Staff, we have revised the discussion of our assumptions and considerations to include the basis for all projected increases or decreases. Please see pages 62-65 of Amendment No. 1.

34.

We note your discussion here and in other sections of the filing of the shift in Kansas and Oklahoma operations from fee-based transportation agreements to fixed-margin transactions and its impact on product and service revenues in the statements of

Ms. Anne Nguyen Parker

September 16, 2011

operations. Please expand your disclosures in management’s discussion and analysis to discuss this trend in more detail, the reasons for the shift, its overall impact on your business and expected impact on future periods beyond the location of where revenue is reflected in the financial statements.

Response:

As requested by the Staff, we have expanded our disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include a more detailed discussion of the shift from fee-based transportation agreements to fixed-margin transactions. Please see page 90 of Amendment No. 1.

35.	On a similar note, you state here and in your discussion of results of operations within management’s discussion and analysis, that the shift in operations from fee-based to fixed-margin transactions will also impact cost of goods sold. It is our understanding that fixed-margin transactions, which you have described as nonmonetary transactions relating to purchases and sales of inventory between the same counterparty as described in ASC 845-10-15. Under this accounting guidance, the cost portion of these transactions are reflected on a net basis within product revenue and not within cost of products sold. Your assumptions for forecasted periods include an increase to cost of products sold, which you attribute to the shift from fee-based to fixed-margin transactions. This explanation appears inconsistent as we would expect cost of products sold to decrease as additional fixed-margin transactions are reflected net within product revenue. Please clarify our understanding for the forecasted increase in cost of products sold. Similar expanded disclosure should be made consistently to your discussion of results of operations between financial periods within management’s discussion and analysis.

Response:

As requested by the Staff, we have revised the disclosure within our forecast as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to clarify the explanations regarding costs of products sold. Please see pages 62, 92 and 95 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 86

Adjusted Gross Margin, page 86

36.

You state adjusted gross margin allows you to make a meaningful comparison of operating results between fee-based activities and fixed-margin and marketing operations. A reference is made to the reconciliation of non-GAAP measures on pages 84 and 85. You further discuss the changes in adjusted gross margin between periods by revenue type on pages 93, 95, 98 and 100. However, we are unable to locate disclosure of adjusted gross margin by revenue type and a related reconciliation in your filing. As you have disclosed

Ms. Anne Nguyen Parker

September 16, 2011

that adjusted gross margin is an important financial measure used to manage and evaluate the business by revenue type, please expand your disclosures to provide the amounts and reconciliations to support your current disclosure of changes in operations between periods.

Response:

As requested by the Staff, we have provided a reconciliation of adjusted gross margin to revenues, by revenue type, for each of the six months ended June 30, 2011 and the year ended December 31, 2010. Please see page 88 of Amendment No. 1.

Results of Operations, page 91

Revenue, page 92

37.	We understand the overall increase to product revenue and decrease in service revenue is due in part to a shift in operations from fee-based transportation agreements to fixed-margin transactions, which caused a shift in revenue recognized in the service revenue line item to the product revenue line item. However, we note the decrease in service revenue is approximately $3.3 million between the three month periods ending March 31, 2011 and 2010. The increase in product revenue for the same periods is approximately $33.8 million. Please expand your disclosures in this section of the filing to address more specifically the reason for the additional increase to product revenue. You briefly state an increase in sales price of crude oil attributed to the difference; however, your current disclosure does not address changes in volume sold. In addition, please review and revise the remaining disclosures in this section, in addition to your assumptions and considerations disclosure for forecasted information on page 61, relating to other financial period comparisons to further clarify the reason for variation between periods.

Response:

As requested by the Staff, we have expanded the referenced disclosure to address more specifically the reason for the increase in product revenue, including an increase in average volumes sold. We have also revised the comparison of the year ended December 31, 2010 to the eleven months ended November 30, 2009 to clarify the reasons for the variations between those periods. Please see pages 92 and 95 of Amendment No. 1.

Year Ended December 31, 2010 Versus Eleven Months Ended November 30 2009, page 94

38.	Please remove the “unaudited” label from the table presented on pages 94 and 95 as it appears this information is based on the audited financial statements for the respective periods included in the filing. Please review the remaining tables in your filing to remove all similar incorrect labels.

Ms. Anne Nguyen Parker

September 16, 2011

Response:

As requested by the Staff, we have removed the erroneous “unaudited” label from certain tables in the Registration Statement. We have also added an “unaudited” label where it was inadvertently omitted. Please see pages 82-83, 94-95 and 97-98 of Amendment No. 1.

39.	Your disclosure explaining the decrease in product revenue between the 11 months ended November 30, 2009 and the 12 months ended December 31, 2010 appears inconsistent. You state the reason for the decrease is due to an overall increase in the average sales price of crude oil. This explanation would appear to support an increase in revenues. Please revise your disclosure to clarify the reason for the decrease between periods.

Response:

As requested by the Staff, we have revised the referenced disclosure to clarify the reason for the decrease between periods. Please see page 95 of Amendment No. 1.

Cash Flows, page 101

40.	We note that you explain your cash flow activity simply by describing the items identified on the face of your statement of cash flows. Please enhance your discussion and analysis to address the material changes in the underlying drivers to explain the reason for variation between periods. Refer to FRC 501.13.b for further guidance.

Response:

As requested by the Staff, we have enhanced our discussion and analysis of our cash flows to address the material changes in the underlying drivers of the variations between periods. Please see page 101-102 of Amendment No. 1.

Critical Accounting Policies and Estimates, page 105

41.	We note that you identify and disclose several critical accounting policies and the specific areas of judgment or uncertainty required by management that impact your financial statements. However, your accounting policy disclosures lack association with the areas of judgment you have identified in order to create an understanding of its impact on your liquidity, capital resources, and results of operations. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience in making the critical estimate are effective in conveying this information. Please refer to FRC Section 501.14 for further guidance.

Response:

As requested by the Staff, we have enhanced the disclosure regarding our critical accounting policies to provide a greater understanding of the impact such policies have on our liquidity, capital resources and results of operations. Please see pages 107-109 of Amendment No. 1.

Ms. Anne Nguyen Parker

September 16, 2011

Business, page 113

Assets and Operations, page 116

42.	You disclose on page 26 that you have several customers who accounted for more than 10% of total revenue for the year ended December 31, 2010 and three months ended March 31, 2011. Please identify these customers by name and explain to the extent any such customer overlaps your business segments.

Response:

We acknowledge the Staff’s comment. We believe that each customer that represents 10% or more of our consolidated revenues could be promptly replaced, and that therefore the loss of any such customer would not have a material adverse effect on us and our subsidiaries taken as a whole. We have modified the Registration Statement to generically identify our major customers as “Customer A,” “Customer B,” etc. in order that investors may determine which of our customers represented 10% or more of our revenues across more than one period.

We acknowledge that on pages 26-27 and 103, we have included disclosure referencing the risk of loss of customers. While we believe that each of our major customers could be promptly replaced, we have included the disclosure on pages 26-27 and 103, out of an abundance of caution, to ensure that investors have been apprised of all potential risks relating to an investment in our common units.

43.	Please also file any contracts with these customers as exhibits or tell us why these do not need to be filed. See Item 601(b)(10)(ii)(B) of Regulation of S-K.

Response:

We respectfully submit that we are not required to file the contracts we have with our major customers identified in the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K because those contracts were made in the ordinary course of our business and we believe that we are not substantially dependent on any of them. Pursuant to Item 601(b)(10)(i), if an agreement is of the type that “ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries,” then such agreement need not be filed unless it falls within one of the enumerated exceptions in Item 601(b)(10)(ii). None of the exceptions apply in our case, including the exception set forth in clause (B), which requires the filing of any contract “upon which the registrant’s business is substantially dependent.” Clause (B) includes language that illustrates the types of agreements on which a registrant’s business could be considered to be “substantially dependent.” Such examples include “continuing contracts to sell the major part of the registrant’s products or services” (emphasis added).

Ms. Anne Nguyen Parker

September 16, 2011

Our contracts with the customers noted in the Registration Statement are crude oil purchase and sale contracts and crude oil storage contracts of the type that ordinarily accompany the business in which we are engaged. In addition, we have multiple contracts with each of our major customers. We do not provide a major part of our services pursuant to any of these contracts, and as described above, if we were to lose any of our major customers, we believe that we could promptly replace them. As a result, because our business is not substantially dependent on any of these contracts, we do not believe that they fall within the purview of Item 601(b)(10).

Cushing Storage, page 117

44.	You state in the second paragraph of this section: “Our Cushing storage tanks had a weighted average age of only two years as of June 30, 2011.” However, at the end of the fourth paragraph in this section, you state: “Our existing storage contracts had a weighted average life of 4.5 years as of June 30, 2011, and none of our third-party contracts expire before 2015.” Please expand your disclosure surrounding these statements to address how the short life span of your assets will impact your business and expected revenues from long-term contracts in future periods. Tell us whether your expected additional storage capacity of 1.95 million barrels is expected to replace your current storage tanks with a shorter life span. Your disclosures should address the overall impact to your business and any additional capital or maintenance expenditures you expect to incur.

Response:

We acknowledge the Staff’s comment. However, we note that it is our existing storage contracts that have a weighted average remaining life (i.e., term) of 4.5 years. Our storage tanks had a weighted average age of two years as of June 30, 2001 and we expect them to have a service life of several decades. Our 1.95 million barrels of new storage capacity will be added to, and will not replace, our existing storage tanks.

Platteville Facility, page 120

45.	In the second paragraph of this section, you state: “While we do not currently contract directly with any of the customers at our Platteville facility, certain of our customers have entered in to longer-term, take-or-pay contracts on the White Cliffs Pipeline, whereby they pay a fixed minimum monthly fee regardless of the volumes actually unloaded at our facility.” Please explain your relationship with these customers at the Platteville facility if you “do not currently contract directly”. Furthermore, tell us how you meet the requirements of SAB 13 for revenue recognition from transactions with these customers.

Response:

The statement referenced by the Staff regarding the absence of contracts with our Platteville customers was made in error.

Ms. Anne Nguyen Parker

September 16, 2011

In connection with their entry into long-term, take-or-pay transportation contracts on the White Cliffs Pipeline, the two largest shippers on White Cliffs entered into contracts with us that provide for the payment to us of a fixed fee per barrel of oil unloaded at our facility, with a discounted fee for volumes in excess of 10,000 barrels per day. Additional shippers on the White Cliffs Pipeline have also entered into fixed fee contracts with us to unload crude oil at our facility, which is the only point in Colorado through which crude oil can be delivered into the White Cliffs Pipeline. Please see the corrected disclosure on page 122 of Amendment No. 1.

With respect to SAB 13, we believe the existence of written contracts, which specify the per-barrel unloading fees, constitutes pervasive evidence that arrangements exist with fees that are determinable. These agreements do not contain “take-or-pay” provisions, such as the ones included in the agreements between White Cliffs and its customers; we are entitled to collect unloading fees only on barrels that are actually delivered.

Operational Hazards and Insurance, page 120

46.	We note your risk factor disclosure on page 32 regarding costs and liabilities in the future resulting from “an accidental release of hazardous substances, crude oil or wastes into the environment.” We also note your disclosures of your insurance policy limits for sudden and accidental pollution on page 120. Please review your disclosure to ensure that you have disclosed all material information regarding your potential liability arising from an oil spill. For example, please disclose any other mitigation resources and related provisions in your contracts with third parties with respect to allocation of liability or indemnification. Such disclosure should be set forth in the “Business” section of your registration statement and in the “Risk Factors” section, as applicable.

Response:

As requested by the Staff, we have added disclosure to the “Risk Factors” and “Business” sections of the Registration Statement which reflects the fact that with a few limited exceptions, our third party customers have not agreed to indemnify us for releases of crude oil. Please see pages 30 and 123 of Amendment No. 1.

Management, page 128

47.	Please file all agreements with your NEOs, including the severance agreements and employment agreements.

Response:

As requested by the Staff, we have incorporated by reference all severance and employment agreements with our NEOs. Please see pages II-2, II-3 and II-6 of Amendment No. 1.

Ms. Anne Nguyen Parker

September 16, 2011

Material Federal Income Tax Consequences, page 171

48.	Please revise your filing to remove any implication that investors are not entitled to rely on your disclosure regarding U.S. federal income tax matters, or the related opinion from counsel. In that regard, we note your statement that the trust encourages each prospective trust unitholder to depend on his own tax advisor.

Response:

As requested by the Staff, we have revised the Registration Statement to remove any implication that investors are not entitled to rely on our disclosure regarding U.S. federal income tax matters, or the related tax opinion. Please see page 188 of Amendment No. 1.

49.	Please revise each subsection or section to clarify precisely which portion(s) constitute(s) the opinion(s) of named counsel.

Response:

As requested by the Staff, we have revised each subsection or section in “Material Federal Income Tax Consequences” to clarify precisely which portions constitute the opinions of named counsel. Please see pages 173, 180 and 183 of Amendment No. 1.

Cautionary Statement Regarding Forward-Looking Statements, page 196

50.	Please remove the word “will” from your list of forward-looking statements.

Response:

As requested by the Staff, we have removed the word “will” from our list of forward-looking statements. Please see page 199 of Amendment No. 1.

Index to Financial Statements, page F-1

51.	Please correct the date of the Audited Balance Sheet presented for Rose Rock Midstream, L.P. The balance sheet presented on page F-9 is as of August 11, 2011.

Response:

As requested by the Staff, we have corrected the date of the audited balance sheet for Rose Rock Midstream. Please see page F-1 of Amendment No. 1.

Note 2. Pro Forma Adjustments, page F-6

52.	We note your adjustment to increase general and administrative expense for the expected $1.5 million in incremental annual general and administrative expenses resulting from SemGroup allocating additional overhead upon completion of the offering. Please tell us why you believe this adjustment meets the requirements of Rule 11-02(b)(6) as factually supportable. Tell us how the nature of these expenses differs from the $2.3 million in incremental costs as a result of being a public company, as described on page F-6.

Ms. Anne Nguyen Parker

September 16, 2011

Response:

Our general partner will incur costs in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. The pro forma adjustment for incremental allocated general and administrative expense reflects the impact of refinements our general partner intends to make to its methodology for allocating costs to us. We believe this pro forma adjustment is directly attributable to the transaction, as the planned transaction was the impetus for our general partner’s review of its allocation methodology. We expect that this new methodology will have a continuing impact on us. We believe the adjustment is factually supportable, as it is derived from actual historical expenses incurred by SemGroup. Based on these considerations, we believe the adjustment meets the criteria of Rule 11-02(b)(6). We note that the change in methodology is contingent upon the completion of our initial public offering.

The $2.3 million of incremental costs described on page F-6, which are not given pro forma effect in the pro forma financial statements, are estimated expenses to be paid to unaffiliated parties for services expected to be rendered in the future (this estimated amount has been revised to $1.9 million in Amendment No. 1. We do not believe we have sufficient historical information to conclude that these estimated future expenses meet the “factually supportable” criterion of Rule 11-02(b)(6).

Rose Rock Midstream Predecessor, page F-12

Unaudited Condensed Combined Statements of Cash Flows, page F-13

53.	Please revise the “Net cash provided by operating activities” line item to provide the detailed operating cash flow activity line items using the direct or indirect method to arrive at this subtotal.

Response:

As requested by the Staff, we have revised the “Net cash provided by operating activities” line item to provide the detailed operating cash flow activity line items. Please see page F-13 of Amendment No. 1.

Notes to Unaudited Condensed Combined Financial Statements, page F-14

54.	Please disclose the nature and impact of subsequent events as required by ASC 855-10. In addition, please ensure you have made similar disclosure in your audited predecessor financial statements as of December 31, 2010.

Ms. Anne Nguyen Parker

September 16, 2011

Response:

We respectfully submit that our annual and interim financial statements include the disclosures required by ASC 855-10 regarding the nature and impact of subsequent events. We cite as an example the disclosure under the heading “PEMEX lawsuit” in Note 9 of the annual financial statements (page F-42), which relates to a lawsuit that was filed in 2011. We also note that the disclosure under the heading “SemGroup credit facilities” in Note 12 of the annual financial statements (page F-46) describes SemGroup’s current credit facility, which was entered into in 2011. In the notes to the financial statements, we have added explicit references to the dates through which subsequent events have been evaluated, as required by ASC 855-10-50-1. Please see pages F-14 and F-32 of Amendment No. 1.

Summary of Significant Accounting Policies

Revenue Recognition, page F-31

55.	Please expand your footnote disclosures to discuss how revenue is recognized by transaction type as you have presented elsewhere in the filing: fee-based services, fixed-margin transactions and marketing activities.

Response:

As requested by the Staff, we have expanded the referenced footnote disclosures to discuss how revenue is recognized by transaction type. Please see page F-31 of Amendment No. 1.

Closing Comments

56.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Anne Nguyen Parker

September 16, 2011

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Response:

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We undertake to allow adequate time for the Staff to review any amendment prior to the requested effective date of the Registration Statement.

Please direct any questions you have with respect to the foregoing or with respect to Amendment No. 1 to the undersigned at (202) 662-3044 or bcooper@andrewskurth.com.

Very truly yours,

/s/ William J. Cooper
William J. Cooper

cc:	Candice L. Cheeseman, Rose Rock Midstream, L.P.

G. Michael O’Leary, Andrews Kurth LLP